

September 8, 2014

Via E-mail
Timothy M. Adams
Executive Vice President and
Chief Financial Officer
Demandware, Inc.
5 Wall Street
Burlington, MA 01803

> **Re:** **Demandware, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-35450**

Dear Mr. Adams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1. It appears that you have not amended your Item 5.07 Form 8-K filed May 29, 2013 to report your decision regarding the frequency of say-on-pay votes nor included such information in a subsequently filed periodic report. This information is generally required to be filed within 150 calendar days after the shareholder meeting. Please advise. Refer to Item 5.07(d) of Form 8-K and Exchange Act Form 8-K Compliance and Disclosure Interpretation Question 121A.04, available on our website.

2. Please tell us how you considered the impact of management's failure to timely provide the information required by Item 5.07(d) of Form 8-K in reaching the conclusion that as

of December 31, 2013 your disclosure controls and procedures were effective. This also applies to the effectiveness conclusions disclosed in your Forms 10-Q for the quarters ended March 31 and June 30, 2014. Further, explain why you believe that you are eligible to continue to use Form S-3 given that you do not appear to be timely or current with respect to your reporting obligations. See General Instruction I.A.3 to Form S-3.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 43

3.   We note that in your earnings calls you discuss and quantify average revenue per customer ("ARPU") and average contract value ("ACV"). Please tell us what consideration was given to disclosing these metrics in MD&A. In this regard, we also note that "average contract value of subscription revenue" is used in your determination of "subscription dollar retention rate," however you have not quantified this metric or disclosed this metric on a per customer basis. Refer to Section III.B.1 of SEC Release 33-8350.

4.   We note your disclosure of contract backlog. Please tell us how you considered disclosing the amount of backlog not reasonably expected to be filled within the current fiscal year as required by Item 101(c)(1)(viii) of Regulation S-K.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 70

5.   We note your disclosure that implementation services that are delivered prior to the customer being able to use the platform do not have stand-alone value and are recognized over the longer of the life of the subscription or the expected life of the customer relationship. Please explain your basis for concluding that these services do not have standalone value and tell us how you considered ASC 605-25-25-5(a). In this regard, we note that you disclose that these services can be provided by the Company, third-party service providers or distributors.

Note 12. Income Taxes, page 83

6.   We note your disclosure on page 84 that you intend to reinvest the earnings of your non-U.S subsidiaries. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested and tell us how you considered providing this quantitative disclosure in your filing. Refer to ASC 740-30-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief